Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Ituran Location & Control Announces
Full Purchase of the Remaining Stake of Ituran Spain Holdings

AZOUR, Israel – September 22, 2021 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that has purchased the remaining 18.72% of shares that it did not own in Ituran Spain Holdings, formerly called Road Track Holding (prior to its acquisition by Ituran in July 2018). This was in line with the original acquisition agreement with the former shareholders of this subsidiary.

The Company will pay the minority shareholders approximately $11.2 million. This is based on a subsidiary valuation of $60 million, which is the same valuation of the subsidiary as has been reflected in Ituran’s financial statements.

Eyal Sheratzky, Co-CEO of Ituran said “We are pleased to fully acquire this subsidiary into Ituran and I believe the completion of this agreement is a win-win for all parties. Over the past three years, even while navigating a tough period, this subsidiary has enabled us to penetrate and initiate growth into new markets in which we were not present before. Today, as the geographies in which we focus on are recovering following the Corona downturn, we are pleased to fully acquire this subsidiary at what we believe is the inflection point of solid growth as we begin to harvest many of the synergies.”

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246